ENERGY EXPLORATION TECHNOLOGIES INC

For the three months ended and as at March 31, 2007

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Balance Sheets
(Unaudited) (Expressed in U.S. dollars except share data)

	March 31, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$2,139,142	$851,738
Short term investments	129,915	1,128,711
Accounts receivable	1,023,707	526,987
Work-in-progress	147,040	-
Prepaid expenses and other	63,832	55,249
	3,503,636	2,562,685
Oil and natural gas properties	97,241	130,360
Other property and equipment	246,260	211,151
	$3,847,137	$2,904,196
Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$200,214	$160,593
Note payable [note 3]	167,058	194,137
Other accrued liabilities	144,705	235,666
Unearned revenue	1,745,177	249,047
Convertible debentures and registration penalty [note 5]	550,569	569,156
Fair value of conversion feature [note 5]	-	68,994
	2,807,723	1,477,593
Future operations [note 1]
Shareholders' equity:
Preferred shares:- authorized unlimited
Issued: 10,000,000	3,000,000	3,000,000
Common shares: - authorized unlimited
Issued: 27,383,766 shares issued as of March 31, 2007 and 27,177,908 shares issued as of
December 31, 2006 [note 4]	32,962,677	32,740,427
Contributed capital	3,295,515	3,153,496
Deficit	(38,394,533)	(37,642,094)
Accumulated other comprehensive income	175,755	174,774
	1,039,414	1,426,603
	$3,847,137	$2,904,196

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements balance sheets.

"Signed" Charles Selby	"Signed" George Liszicasz
Director	Director

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Loss and Comprehensive Loss
(Unaudited) (Expressed in U.S. dollars except share data)

	For the three months ended March 31,
	2007	2006
Oil and natural gas revenue	$9,566	$12,173
Operating expenses
Oil and natural gas operating expenses	854	934
Administrative	631,019	598,867
Depletion and impairment of oil and natural
gas properties	4,697	30,326
Amortization and depreciation	17,185	13,525
Survey cost - non revenue	-	12,482
	653,755	656,134
	(644,189)	(643,961)
Other expense
Interest expense (income)	(13,317)	3,161
Interest on convertible debentures [note 5]	123,037	80,425
Other	(1,470)	-
	108,250	83,586
Net loss	752,439	727,547
Other comprehensive income (loss):
Foreign currency translation adjustments	981	(72,127)
Comprehensive loss	$751,458	$799,674
Basic and diluted net loss per share	$(0.03)	$(0.03)
Weighted average common shares outstanding	27,371,109	22,062,237

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Cash Flow
(Unaudited) (Expressed in U.S. dollars)

	For the three months ended March 31,
	2007	2006
Operating activities
Net loss	$(752,439)	$(727,547)
Amortization and depreciation of other property and equipment	17,185	13,525
Depletion and impairment of oil and natural gas properties	4,697	30,326
Costs settled by issuance of common stock	-	838,182
Stocked base compensation	143,694	95,555
Non-cash interest expense convertible debenture	123,036	80,424
Non-cash expense note payable	3,137	-
Changes in non-cash working capital
Accounts receivable	(496,720)	26,937
Work-in-progress	(147,040)	-
Due from officers and employees	-	910
Prepaid expenses	(8,583)	13,465
Unearned revenue	1,496,130	-
Trade payables	39,621	(40,533)
Other accrued liabilities	(90,961)	(779,065)
Net cash generated by (used in) operating activities	331,757	(447,821)
Financing activities
Funds paid against note payable	(29,821)	-
Funds raised through the exercise of options	9,957	50,371
Net cash generated by (used in) financing activities	(19,864)	50,371
Investing activities
Funds invested in other property and equipment	(50,391)	(14,242)
Funds invested in oil and natural gas properties	(730)	(1,776)
Proceeds on sale of oil and gas properties	29,871	-
Funds borrowed by an employee	-	234
Reduction in short term investments	998,796	45,000
Net cash generated by (used in) investing activities	977,546	29,216
Effect of foreign exchange loss on working capital	(2,035)	(66,374)
Net cash inflow (outflow)	1,287,404	(434,608)
Cash and cash equivalents, beginning of period	851,738	1,059,277
Cash and cash equivalents, end of period	$2,139,142	$624,669
Cash interest paid	$3,183	$2,715

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Shareholders' Equity (Deficit)
(Unaudited) (Expressed in U.S. dollars except share data)

	For the three months ended March 31,
	2007	2006
Common Stock
Balance at the beginning of the period	$32,740,427	$28,229,691
Issued upon exercise of stock options and warrants	11,632	50,371
Issued through conversion of debentures	210,618	72,911
Shares issued for services	-	838,182
Balance at end of the period	32,962,677	29,191,155
Preferred Shares
Balance at the beginning of the period and end of the period	3,000,000	3,000,000
Contributed Capital
Balance at the beginning of the period	3,153,496	1,010,589
Fair market value of options issued to employees and contractors	143,694	95,555
Fair market value of warrants issued pursuant to debenture converted to
common shares	(1,675)	-
Balance at end of the period	3,295,515	1,106,144
Deficit
Balance at the beginning of the period	(37,642,094)	(33,874,636)
Net loss for the period	752,439	727,547
Balance at end of the period	(38,394,533)	(34,602,183)
Accumulated Other Comprehensive Income
Balance at the beginning of the period	174,774	261,967
Net comprehensive income (loss)	981	(72,127)
Balance at end of the period	175,755	189,840
Total Shareholders' Equity (Deficit) end of period	$1,039,414	$(1,115,044)

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity (deficit).

     ENERGY EXPLORATION TECHNOLOGIES INC
Notes to the Consolidated Financial Statements
For the three month period ended and as at March 31, 2007
(Unaudited) (Expressed in U.S. dollars)

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", "Company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994.

NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada.

We are a service provider to the oil and gas industry utilizing our proprietary Stress Field Detection (SFD) remote sensing airborne survey technology to identify areas with oil and natural gas production potential.

For the three months ended March 31, 2007 we incurred a loss of $752,439 and the net cash generated in operating activities was $331,757. We had an accumulated deficit at March 31, 2007 of $38,394,533.

Our ability to continue as a going concern beyond one year is dependent upon our ability to generate profitable operations and / or obtain the additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with certainty at this time. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to continue as a going concern.

We are executing a business plan to allow us to continue as a going concern. We completed a survey contract for a fee in 2006 and have further contracts to complete surveys in 2007. We cannot give assurance that we will be successful in executing this plan.

These consolidated financial statements are prepared using U.S. generally accepted accounting principles that are applicable to a going concern which assumes the realization of assets and the settlement of liabilities in the normal course of operations. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof will be required and these adjustments and reclassifications may be material.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2006. These interim statements should be read in conjunction with the 2006 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

The Company's functional currency is Canadian dollars that are translated into United States dollars for reporting purposes.

3. Note Payable

As of March 31, 2007 and December 31, 2006 the Company has a Canadian dollar denominated unsecured loan outstanding in the U.S. dollar equivalent amount of $167,058 and $194,689 respectively that is due to our President, CEO and Director. The loan bears interest of 7.0% per annum. During the first three months of 2007 the Company was charged $3,183 of interest expense (2006 -$12,591). The maturity date for this loan was April 15, 2007 at which point the loan became due upon demand.

4. Common Stock

The following table provides a continuity of the number and dollar amount of common shares since December 31, 2006.

		Number of Shares	Dollar Amount
As at December 31, 2006		27,177,908	$32,740,427
Transactions during the three months ended March 31, 2007
•	192,401 common shares were issued through the conversion of convertible debentures in the
	period. The shares were issued to discharge $133,471 of principal and $3,109 of interest. In
	addition, $74,038 was recorded related to the fair market value of the convertible debenture
	conversion feature at the date each debenture was converted into common shares.	192,401	210,618
•	10,000 common shares were issued as a result of options being exercised at $0.65 per share.	10,000	6,500
•	3,457 common shares were issued as a result of warrants being exercised at $1.00 per share
	generating aggregate proceeds of $3,457. In addition $1,675 of value was transferred from
	contributed surplus related to the fair market value of the warrants at date of issue.	3,457	5,132
As at March 31, 2007		27,383,766	$32,962,677

5. Convertible Debentures

During 2005 we closed private placement bridge-financing contracts. Pursuant to these contracts the Company issued financial instruments that convert automatically into $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of $1,649,764 (net of commission paid of $24,928) and the conversion of note payable and accrued interest of $280,650 for aggregate net proceeds of $1,930,414. The debentures are convertible into common shares.

The value of the convertible debenture and the conversion feature as at March 31, 2007 and December 31, 2006 are as follows:

	For the period ended
	March 31, 2007	December 31, 2006
Debenture carrying value, registration penalty and accrued interest at beginning of period	$569,156	$981,986
Accretion expense	-	1,008,639
Interest expense including registration penalty	117,993	530,835
Converted to common shares	(136,580)	(1,952,304)
Debenture carrying value, registration penalty and accrued interest at end of period	$550,569	$569,156
Conversion feature carrying value at beginning of period	$68,994	$1,421,384
Converted to common shares	(74,038)	(950,212)
Change in fair market value	5,044	(402,178)
Fair value of the conversion feature at end of period	$-	$68,994

For the three months ended March 31, 2007 all remaining principal and 10% accrued interest converted into 192,401 common shares. The remaining balance of $550,569 is the accrued registration penalty.

6. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of March 31, 2007:

		Weighted average		Weighted average
		exercise price of		exercise price of
Range of exercise prices	Outstanding options	outstanding options	Options exercisable	exercisable options
$0.14 - $0.43	310,001	$0.36	310,001	$0.36
$0.65 - $0.95	406,741	$0.72	226,741	$0.67
$1.00 - $2.00	1,417,963	$1.39	293,463	$1.38
$2.00 - $4.13	322,000	$2.24	268,667	$2.25
	2,456,705	$1.26	1,098,872	$1.16

Weighted average
remaining contractual
Range of exercise prices	life (years)
$0.14 - $0.43	1.6
$0.65 - $0.95	3.6
$1.00 - $2.00	4.1
$2.00 - $4.13	1.8
3.4

	For the three months ended March 31,		For the year ended December 31, 2006
		Weighted average		Weighted average
	# of options	exercise price	# of options	exercise price
Outstanding at beginning of period	1,588,205	$1.15	1,683,000	$1.87
Granted	878,500	$1.45	473,204	$1.15
Cancelled	-		(433,000)	$1.84
Exercised	(10,000)	$0.65	(134,999)	$0.60
Options outstanding as at end of period	2,456,705	$1.26	1,588,205	$1.15
Exercisable as at end of period	1,098,872	$1.16	958,872	$1.13

Unvested options outstanding as of March 31, 2007 and December 31, 2006 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

The 2006 Stock Option Plan was approved on September 30, 2006 by Company shareholders at the Annual General Meeting. The 2006 Stock Option Plan set forth terms and conditions whereby options to purchase common shares of the Company can be issued to directors, officers and employees of the Company and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, or any other prior Plan of the Company shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding common shares (calculated on a non-diluted basis) unless the Company receives permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.

Issuance of options to any one participant shall not exceed five percent of the total number of issued and outstanding common shares in any 12 month period with consultants retained for investor relations duties further restricted to two percent in any twelve month period without permission of the stock exchange or exchanges on which the common shares of the Company are listed. Furthermore, shareholder approval is required for grants of options to insiders of options that exceed ten percent of the issued common shares within any 12 month period. No options shall be granted for a term exceeding five years without permission of the stock exchange or exchanges on which the shares of the Company are listed. All options issued under Plans are issued from treasury.

Compensation Expense Associated with Grant of Options

In the three months ended March 31, 2007 the adoption of SFAS 123-R resulted in incremental stock-based compensation expense of $144,240 ($406,320 - 2006).

The incremental stock-based compensation expense in the three months ended March 31, 2007 was derived from stock options issued to employees under share-based compensation plans. The grant date fair value is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions:

	For 3 months ended	For the year ended
	March 31, 2007	December 31, 2006
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	60%	127%
Risk free interest rate (%)	4%	4%
Weighted average grant date fair market value per share	$0.41	$0.64
Intrinsic value of options exercised	$1.70	$0.67

As of March 31, 2007 and December 31, 2006 there was $743,378 and $527,434 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

7. Warrants

	For the three months ended March 31,		For the year ended December 31, 2006
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the period	4,615,825	$1.54	3,501,592	$1.76
Issued through private placement	-		2,124,000	$2.00
Issued as commission for private placement	-		152,560	$2.00
Issued for investor relations services	-		350,000	$1.60
Exercised	(3,457)	$1.00
Expired	-		(1,512,327)	$2.75
Outstanding as at end of the period	4,612,368	$1.54	4,615,825	$1.54

	As at March 31, 2007		As at December 31, 2006
		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual life
Exercise prices	warrants	life (years)	Outstanding warrants	(years)
$1.00	1,985,808	0.6	1,989,265	0.8
$1.60	350,000	1.1	350,000	1.3
$2.00	2,276,560	1.1	2,276,560	1.3
	4,612,368	0.9	4,615,825	1.1

All warrants are fully exercisable as at March 31, 2007.

8. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the three months ended March 31, 2007 and the year ended December 31, 2006.

	For the three months	For the year ended
	ended March 31,	December 31,
	2007	2006
Collective wages, fees and benefits paid to executive officers of NXT, who were also
directors of NXT	$41,287	$162,027
Interest expense recognized or paid to related parties and officers	$3,183	$14,678

A Director of NXT is also an officer for one of our SFD survey clients. In the three months ended March 31, 2007 we received $259,830 from this client in payment for accounts receivable outstanding at December 31, 2006.